Exhibit 99.29

NEWS RELEASE

Penn West Energy Trust Files Audited Consolidated Financial Statements

FOR IMMEDIATE RELEASE, Wednesday, March 8, 2006

PENN WEST ENERY TRUST (TSX – PWT.UN) files Financial Disclosure Statements

(Calgary, March 8, 2006) /CNW/ - Penn West Energy Trust (the “Trust”) announced today that it has filed with Canadian securities authorities its audited consolidated financial statements and accompanying notes for the year ended December 31, 2005 and related Management’s Discussion and Analysis. Copies of the filed documents may be obtained through SEDAR at www.sedar.com, through the Trust’s website at www.pennwest.com, or by contacting our investor relations group.

Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol PWT.UN.

For further information, please contact:

PENN WEST ENERGY TRUST

Suite 2200, 425 - First Street S.W.

Calgary, Alberta T2P 3L8

Phone: (403) 777-2500

Toll-free: 1-866-693-2707

Fax: (403) 777-2699

Website: www.pennwest.com

E-mail: investor_relations@pennwest.com

William Andrew, President and CEO

Phone: (403) 777-2502